UNITED STATES
sECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[  ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to __________

Commission file number: 001-13545

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Prologis 401(k) Savings Plan

1800 Wazee Street, Suite 500

Denver, CO 80202

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prologis, Inc.

Pier 1, Bay 1

San Francisco, CA 94111

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401(k) SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm, EKS&H LLLP	1
Statements of Net Assets Available for Benefits - December 31, 2017 and 2016	2
Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2017 and 2016	3
Notes to Financial Statements	4
Supplemental Schedule - Schedule 1: Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2017	9
Signature
Exhibit: Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, EKS&H LLLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee

Prologis 401(k) Savings Plan and Prologis, Inc.

Denver, Colorado

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying statements of net assets available for benefits of Prologis 401(k) Savings Plan (the "Plan") as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits, for the years ended December 31, 2017 and 2016, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefit for the years ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

SUPPLEMENTAL INFORMATION

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EKS&H LLLP

June 14, 2018

Denver, Colorado

We have served as the Plan's auditors since 2016.

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401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2017	2016
Assets

Cash	$273	$2

Investments, at fair value	162,758	136,236

Notes receivable from participants	1,453	1,181
Contribution receivable from employer	221	305
Contributions receivable from participants	-	156

Net assets available for benefits	$164,705	$137,880

See accompanying notes to financial statements

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401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,
	2017	2016
Additions:
Contributions:
Employer, net of forfeitures	$2,740	$2,707
Participants	7,820	7,333
Rollover	1,002	794
Total contributions	11,562	10,834
Net investment income:
Net appreciation in fair value of investments	22,122	8,361
Dividends, interest and other income	3,097	2,702
Total net investment income	25,219	11,063

Interest on notes receivable from participants	64	48
Total additions	36,845	21,945

Deductions:
Benefits paid to participants	9,849	5,218
Administrative expenses	171	148
Total deductions	10,020	5,366
Net increase during the year	26,825	16,579

Net assets available for benefits:
Beginning of year	137,880	121,301
End of year	$164,705	$137,880

See accompanying notes to financial statements

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401(k) SAVINGS PLAN

Notes to Financial Statements

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Prologis 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Prologis, Inc. and subsidiaries (“Prologis” or the “Company”). The terms of the Plan in 2017 and 2016 are substantially the same unless noted otherwise. The Plan covers all eligible U.S. employees of Prologis. Eligibility to participate begins with the date of hire and participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan trustee and record keeper is Wells Fargo Bank, N.A.

Contributions

Participants are automatically enrolled in the Plan to contribute 3% of eligible compensation when they are hired. Participants have 30 days to decline automatic enrollment. Once enrolled, participants may change their contribution percentage at any time. Participants may contribute up to 75% of their combined pre-tax and post-tax annual compensation, as defined in the Plan, not to exceed $18,000 ($24,000 if age 50 or older) in 2017 and 2016. Participants may also contribute amounts representing rollovers from other qualified plans or retirement accounts. The Company matches 50% of participants’ contributions up to a maximum of 6% of eligible compensation. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. There were no discretionary Company contributions during 2017 or 2016.

Participant Accounts

Each participant’s account is credited or charged with the participant contributions, rollover contributions, Company contributions and an allocation of the Plan earnings or losses, forfeitures and Plan expenses. Earnings of the Plan are allocated to all participants’ accounts proportionately based on each participant’s investment allocation account balance.

Vesting

Participants are immediately vested in their contributions and any income or loss thereon.

Company matching contributions and any income or loss thereon, are 100% vested at the completion of one year of service and do not partially vest prior to the completion of one year of service. A participant’s account becomes 100% vested upon death, attaining normal retirement age (65 as defined by the Internal Revenue Service (“IRS”)), or if the Plan is terminated.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions into various investment options, including Prologis’ common stock. Participant contributions may be invested in any or all of the investment options. Participants are allowed to exchange Prologis’ common stock for other investment options in accordance with Prologis’ insider trading policy.

The Company matching contributions deposited to the participant’s account follow the investment allocation of the participant’s elective deferral.

Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump‑sum payment, an annuity or installment equal to 100% of their accrued benefit upon attainment of age 59½, termination of employment, or upon death or disability. A participant who has terminated employment may defer benefit payments until reaching age 65, or may request a rollover from the Plan to another eligible retirement plan, provided their vested account balance is greater than $5,000. If a participant’s vested account balance is greater than $1,000 but less than $5,000, the Plan will automatically roll the distribution over to an individual retirement account. If the participant’s account balance is less than $1,000, it will be distributed in a lump-sum cash payment. The accrued benefit includes the sum of the value of

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

participants’ contributions, allocation of earnings (losses) and vested Company contributions. Benefit payments to participants are recorded when paid.

Forfeited Accounts

If a participant was not 100% vested and received a distribution, the Company match contribution dollars left in the Plan are called forfeitures. At December 31, 2017 and 2016, forfeitures remaining to be used were approximately $20,000 and $21,000, respectively. Forfeiture allocations are utilized to reduce future Company match contributions or pay administrative expenses of the Plan. In 2017, Company match contributions were reduced by approximately $21,000 from forfeited accounts.

Notes Receivable from Participants

The Plan permits loans to participants in an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested account balance. Principal and interest is paid ratably through regular payroll deductions. Interest rates on participant’s loans ranged from 4.25% to 5.50% at December 31, 2017. In 2017 and 2016, the maximum term of a loan was 5 years for a general-purpose loan and up to 10 years for the purchase of a principal residence. At December 31, 2017, these loans had expected maturities ranging through April 2027.

Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. Contributions from participants receiving a hardship withdrawal are disallowed for six months following the receipt of the hardship withdrawal.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Estimates are used in the determination of fair value of investments. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as reported to the Plan by the trustee. The shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded. Shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The Plan’s money market fund carrying amount is representative of its fair value due to the nature of the investment.

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

Notes Receivable from Participants

Participant loans are required to be classified as notes receivable from participants for all periods presented. The loans are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan has included participant loans as Notes Receivable from Participants in the Statements of

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

Net Assets Available for Benefits. Delinquent participant loans are reclassified as a distribution when collection is not probable.

Contribution Receivable from Employer

Amounts due to the Plan from the employer are required to be presented separately in the financial statements. The Company provides a true-up matching contribution after the end of the Plan year to all employees who did not receive their full eligible match during the Plan year. These employer matching contributions were deferred at December 31, 2017 and 2016, and were paid to the Plan in 2018 and 2017, respectively. The Plan has included these deferred contributions as Contribution Receivable from Employer in the Statements of Net Assets Available for Benefits.

Contributions Receivable from Participants

Participants’ contributions are recorded in the period in which they are withheld by the Company. Certain employee contributions were deferred at December 31, 2016, and were paid to the Plan in 2017, respectively. The Plan has included these deferred contributions as Contributions Receivable from Participants in the Statements of Net Assets Available for Benefits. There were no employee contributions deferred at December 31, 2017.

Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments, as reported in the accompanying Statements of Changes in Net Assets Available for Benefits, represents the increase or decrease in the fair value of the Plan’s investments over the period. Such income or loss is allocated to participants’ accounts based on relative participant account balances.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan. Such expenses will be a charge upon Plan assets and deducted by the trustee to the extent permitted by applicable law. Administrative expenses incurred by the Plan in 2017 and 2016 were approximately $171,000 and $148,000, respectively.

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies believed to be appropriate for these purposes. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The fair value hierarchy consists of three broad levels:

a.	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

c.	Level 3 — Unobservable inputs for the asset or liability.

For the years ended December 31, 2017 and 2016, all Plan investments were measured using Level 1 inputs. There were no transfers in or out of Levels 1, 2, or 3 during 2017 or 2016. The Plan’s investments that are measured at fair value on a recurring basis, such as mutual funds. equity securities and self-directed investments, are shown in the table below at December 31, (in thousands):

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

	2017	2016
Mutual funds	$152,365	$127,316
Prologis, Inc. common stock	9,533	8,305
Self-directed brokerage account	860	615
Total investments, at fair value	$162,758	$136,236

During the years ended December 31, 2017 and 2016, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

	2017	2016
Mutual funds	$19,097	$5,869
Prologis, Inc. common stock	1,824	1,611
Self-directed brokerage account	1,201	881
Net appreciation in fair value of investments	$22,122	$8,361

NOTE 3.  PLAN TERMINATION

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. In the event of a termination of the Plan, participants will become fully vested in their accounts and the Plan’s trustee would distribute the assets in the Plan to participants.

Additionally, the Plan’s sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

NOTE 4. TAX STATUS

The Plan adopted a volume submitter plan that received an opinion letter from the IRS dated March 31, 2014, stating that the written form of the underlying prototype plan document is qualified under Section 401 of the Internal Revenue Code (“IRC”), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Prologis believes the Plan is being operated and administered in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt at December 31, 2017 and 2016.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2017 and 2016, there were no uncertain positions taken that would require recognition of an asset or liability or disclosure in the financial statements.

NOTE 5.  PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments represented shares of common stock of Prologis and self-directed brokerage accounts as of December 31, 2017 and 2016, respectively. These investments and investment transactions qualified as party‑in‑interest transactions. As discussed in Note 1, Wells Fargo, N.A. is the trustee, as defined by the Plan, and also serves as the record keeper to maintain the individual accounts of each Plan participant. In addition, the Plan provides for loans to participants, which are also party-in-interest transactions that are exempt from the prohibited transaction rules.

NOTE 6. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in stocks and other investment securities. Investment securities, in general, are exposed to various risks, such as: significant world events, interest rate, credit and overall market volatility. The Plan may invest in securities with contractual cash flows, such as: asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities; including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks included devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

The Plan has a concentration of investments in Prologis common stock. A change in the value of Prologis common stock could cause the value of the Plan’s Net Assets Available for Benefits to change due to this concentration.

In addition, as a result of funds being selected by participants, certain other funds may individually represent a concentration of greater than 10% of the Plan’s Investments, at Fair Value in the Statements of Net Assets Available for Benefits. Although these individual funds maintain a level of diversification by investing in multiple equity, debt or other instruments, there may be a concentration of risk because the funds are invested at the direction of a single fund manager. At December 31, 2017, one individual fund represented 13.9% of the Plan’s Investments, at Fair Value.

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401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(In thousands)
December 31, 2017

Identity of party involved / Description of investment	Current Value

Prologis common stock*	$9,533

Mutual funds:
Vanguard Institutional Index	22,597
Vanguard Mid-Cap Index	15,306
Vanguard Treasury Money Market	10,649
Vanguard Growth Index	9,639
Vanguard Sm-Cap Growth Index	9,439
American Funds Washington Mutual I	9,210
American Funds Growth Fund Of America	8,892
Vanguard Target Retirement 2035	8,821
Vanguard Balanced Index	7,747
Artisan International	6,222
Vanguard Target Retirement 2025	6,053
Vanguard Interm Term Bond Index	5,697
Vanguard Target Retirement 2045	5,493
Vanguard Total Intl Stock Index	4,878
Invesco Global Real Estate	4,017
Metropolitan West High Yield Bond	3,344
American Beacon Sm Cap Value	3,243
Vanguard Target Retirement 2040	2,005
Vanguard Target Retirement 2030	1,561
Vanguard Target Retirement 2015	1,436
Vanguard Target Retirement 2055	1,234
Vanguard Target Retirement 2050	1,228
Vanguard Target Retirement 2020	1,198
Vanguard Target Retirement Income	944
PIMCO Real Return	876
Vanguard Short-Term Bond Index	388
Vanguard Target Retirement 2060	248
Total mutual funds	152,365

Self-directed brokerage invested account*	860
Cash - self-directed brokerage liquid account*	273
Notes receivable from participants, 4.25% to 5.50%, maturing through April 2027*	1,453
Total assets (held at end of year)	$164,484
* Represents a party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

LAME!

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Prologis 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Prologis 401(k) Savings Plan

Dated: June 14, 2018	By:	/s/ Thomas S. Olinger
Thomas S. Olinger
Chief Financial Officer, Prologis, Inc.

LAME!

Index to Exhibits

23.1	Consent of Independent Registered Public Accounting Firm, EKS&H LLLP